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                                  Exhibit 99

                   CAUTIONARY STATEMENT FOR PURPOSES OF THE
                    "SAFE HARBOR" PROVISIONS OF THE PRIVATE
                   SECURITIES LITIGATION REFORM ACT OF 1995

Innovasive Devices, Inc. (the "Company") desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Except for the Conference Report, no official interpretations of the Act's provisions have been published. All of the following important factors discussed below have been discussed in the Company's Registration on Form S-1, File No. 333-3368 under the Securities Act of 1933, which was declared effective by the Securities Exchange Commission (the "Commission") on June 5, 1996.

Forward Looking Statements; Cautionary Statement. When used anywhere in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "project", or "outlook" or similar expressions (including confirmations by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risk factors are described below. The Company specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results for the Company's current quarter and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the
Company:

History of Losses; Probability of Substantial Additional Future Losses; Uncertainty of Future Results; Seasonality of Sales. The Company has incurred substantial operating losses since its inception and, as of December 31, 1996, had an accumulated deficit of $16.0 million. These losses have resulted principally from expenses associated with research and development efforts, expenses associated with obtaining United States Food and Drug Administration ("FDA") clearance and the establishment of the Company's sales and marketing organization. The Company expects to generate additional losses as it continues to expend substantial resources in research and product development, funding of clinical trials in support of obtaining necessary regulatory clearances or approvals and expanding its manufacturing capabilities and marketing and sales activities. Results of operations may fluctuate significantly from quarter to quarter due to the timing of such expenditures, absence of a backlog of orders, timing of the receipt of orders, promotional discounts of the Company's products, timing of regulatory actions, introduction of new products by competitors of the Company, pricing of competitive products and the cost and effect of promotional and marketing programs. In addition, the Company anticipates some seasonality due to the fact that generally fewer surgical procedures are performed during the third quarter. The seasonal pattern may cause fluctuations in the Company's results of operations. It is difficult to
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predict the impact that this seasonality will have on the Company's results of operations because of its limited operating history. The Company's revenue and profitability will be critically dependent on expanding applications for its current product lines both within arthroscopy and in other clinical specialties. In addition, the Company's profitability could be adversely affected if it is required to sell its products at reduced prices. There can be no assurance that significant revenues or profitability will ever be achieved.

Potential Volatility of Stock Price. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, mergers or acquisitions involving competitors, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

Uncertainty of Market Acceptance. The Company's future prospects depend significantly on increasing penetration of existing markets, acceptance of the Company's products in new markets, and the development of new products for its existing and future markets. There can be no assurance that any of the Company's existing or future products will gain market acceptance among physicians, patients or healthcare payors, even if reimbursement and necessary regulatory approvals are obtained. To date, the Company's marketing efforts have been directed primarily the sports medicine segment of the orthopedic market for tissue-to-bone fixation applications. The Company has no experience in establishing marketing or distribution channels in other clinical areas. With respect to its current products, the Company was not the first to market devices for the attachment of soft tissue to bone and therefore, to succeed must both take market share away from its existing competitors and create new demand for its products. The size of the market for the Company's products will depend in part on the Company's ability to persuade physicians that its products offer clinical and other advantages over existing means of attaching soft tissue structures to tissue or bone and that its fixation devices could be used for a wider variety of clinical applications, such as repair of tears in the meniscus cartilage of the knee, or repair of ligament or tendon damage in the fingers or toes. In addition, the Company will need to demonstrate that its products are cost-effective and convenient to use and that the techniques for their use are relatively straightforward and simple. There can be no assurance that the market for the Company's products will continue to grow or that they will be accepted for orthopedic procedures not currently using fixation devices and in markets outside of the sports medicine segment of the orthopedic market.

Limited Product Line. A substantial portion of the Company's sales to date have derived from the Company's ROC tissue fixation products for use in open shoulder repair applications and related instruments. As of the date hereof, the use of the ROC, ROC XS and Mini Roc fasteners have been cleared by the FDA for applications involving the shoulder, knee, foot, ankle, hand and wrist. The Company's COR system has also been cleared by the FDA for the grafting of bone plugs in the knee; however, most of the Company's clinical experience to date involves shoulder procedures. In addition, while the Company's future prospects depend in part on the use of its products in arthroscopic and laparascopic procedures, most of the clinical experience involving the Company's products has been in open surgery procedures. For the fiscal years ended December 31, 1996 and 1995, the ROC fastener and related instruments accounted for approximately 95.4% and 92.7%, respectively, of the Company's sales. The Company expects that most of its revenue in the foreseeable future will


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continue to be derived from sales of its ROC products. Failure of ROC to maintain and gain market acceptance would have a material adverse affect on the Company's business, financial condition and results of operations.

Rapid Technological Change and New Product Innovation. The medical device market is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive in this market will depend in significant part on its ability to develop and introduce new products and enhancements on a timely and cost effective basis. The ability of the Company to develop new and enhanced tissue fixation devices depends on a number of factors, including product selection, timely and efficient completion of product design, development of new materials and manufacturing processes, timely regulatory approval, implementation of manufacturing and assembly processes and effective sales and marketing and there is no assurance that the Company will be successful in developing such products. If the Company experiences quality or reliability problems with new products, reductions in orders, higher manufacturing costs and additional warranty expenses may result. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. In the meantime, competitors may achieve technological advances which provide a competitive advantage over the Company's products. In addition, advances or developments in other fixation technologies, including those relating to bioabsorbable materials or biomaterials, could render the Company's products obsolete or less desirable. There can be no assurance that the Company will successfully develop and introduce new products and enhancements or that such products will achieve market acceptance.

Reliance on Patents and Proprietary Technology. The Company relies on proprietary technology which it seeks to protect primarily through patents, trade secrets and proprietary know-how. The Company currently holds eight patents and has 53 United States and foreign patent applications pending which cover certain aspects of its technology. With respect to the patent applications, however, the breadth of the claims that will be covered by the issued patents cannot be known until they are issued. Moreover, the degree of protection against competing devices afforded by the Company's patents is subject to uncertainties. There can be no assurance that others will not be successful in challenging, invalidating or circumventing the Company's patents or that the Company's patents and intellectual property rights will confer a competitive advantage on the Company. In addition, there can be no assurance that the Company will be able to obtain patents on future products, or that the Company's products will not infringe the patents and proprietary rights of third parties. The medical device industry has been characterized by extensive litigation involving patents and other intellectual property rights, and certain companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company has received a notice alleging that instruments based on one of its patents may infringe the patent of a third party. the only products currently manufactured by the Company using the Company's patent are its knot pusher and laparascopic scissors. The Company may not be able to successfully defend against a claimed infringement and there can be no assurance that the Company will not become subject to patent infringement claims or litigation or interference proceedings. Litigation may be necessary to enforce patents issued to the Company or to protect its trade secrets and other intellectual property rights. Any litigation or interference proceedings will result in substantial expense to the Company and a significant diversion of effort by its employees, and, if adversely determined to the Company, could result in significant liabilities to third parties and limitations on the manufacture, distribution or sale of the Company's products or on the use of certain technologies in the Company's products.

Future Capital Needs; Uncertainty of Additional Funding. There can be no assurance that additional equity or debt financing will not be required prior to the time, if ever, the Company achieves and sustains profitability. The Company may require additional financing to fund its operations. The Company's future capital requirements will depend on many factors, including the progress of the

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Company's research and development, the scope and results of preclinical studies and clinical trials, the cost, timing and outcome of regulatory reviews, the rate of technological advances, the market acceptance of any of the Company's products, administrative and legal expenses, competitive products, and manufacturing and marketing arrangements. Any additional equity financing may result in dilution to the Company's stockholders. There can be no assurance that funds will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to cut back or discontinue one or more of its product development programs, or obtain funds through strategic alliances that may require the Company to relinquish rights to certain of its technologies or products.

Regulatory Risks. The manufacturing, labeling, distribution and marketing of the Company's products are subject to extensive and rigorous governmental regulation in the United States and certain other countries where the process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. In order initially to market its products for clinical use in the United States, the Company must obtain clearance from the FDA either through a procedure known as 510(k) pre-market notification or must receive approval by a lengthier and more difficult procedure known as pre-market approval ("PMA"). Although all of the Company's current products have been cleared using the 510
(k) procedure, there can be no assurance that the Company's future products or modifications to the Company's existing products will be cleared by the FDA using the 510(k) process rather than the more arduous and lengthy procedures required for a PMA application, which may include extensive clinical studies, manufacturing information and review by a panel of experts outside the FDA. For example, to the Company's knowledge, the closest predicate device for a collagen-based fastener required PMA approval. If the FDA were to require the Company to obtain pre-market approval for the sale of its future products using the PMA process, the time from development to marketing of those products could be significantly extended, with a concomitant negative impact on the Company's financial performance. The Company may market its products only for indications that have been cleared by the FDA. The Company has no control over the use of its devices by physicians. There can be no assurance that the Company will not become subject to FDA actions resulting from physician use of its products for non-approved indications. FDA regulations for the commercial sale of products is subject to interpretation. Failure to comply with FDA requirements could result in the FDA's refusal to accept clinical data from the Company or the imposition of regulatory sanctions. In addition, there can be no assurance that the FDA will not place significant limitations upon the intended use of the Company's products as a condition to 510(k) clearance or PMA approval. Failure to receive, or delays in receipt of, FDA clearances or approvals, including the need for clinical trials or additional data as a prerequisite to clearance or approval, or any FDA limitations on the intended use of the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has not obtained regulatory approval in all foreign countries in which it plans to sell product. Starting in mid-1998, the Company will be required to obtain "CE" mark certification, which is an international symbol of quality and compliance with applicable European medical device directives, in order for it to sell its products in Europe. There can be no assurance that the Company will be able to obtain the proper certification. If the Company obtains regulatory approval to sell its products in foreign countries, it would rely on independent distributors to comply with certain of the foreign regulatory requirements. The inability or failure of the Company's independent distributors to comply with applicable regulatory requirements could materially and adversely affect the Company's business, financial condition and results of operations.

The Company and its contract manufacturers will be required to adhere to "Good Manufacturing Practices" of the FDA and similar requirements in other countries, which include testing, control and documentation requirements. Ongoing compliance with good manufacturing practices ("GMP") and other applicable regulatory requirements will be monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable foreign agencies. Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines,

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injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant clearance or approval to the marketing of devices, withdrawals of approvals and criminal prosecution. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on the Company.

Limited Manufacturing Experience. The Company has been manufacturing and assembling its ROC suture fastener products since 1994, but has yet to manufacture the volumes necessary for the Company to achieve profitability. There can be no assurance that reliable, high-volume manufacturing can be achieved at a commercially reasonable cost. The Company intends to expand its manufacturing capabilities to include bioabsorbable products and biomaterials, and if the Company encounters difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, such problems could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Sole or Limited Sources of Supply. The Company's handles and suture fasteners are manufactured from molded polymers. The Company owns only one set of molds for each of its products requiring a molding manufacturing process. In the event that the molds are damaged, approximately 12 to 16 weeks would be required for the manufacture of new molds. Should the Company's manufacturing process be disrupted, there can be no assurance that the Company would be able to meet its commitments to customers. The failure of the Company to meet its commitments could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, certain suppliers may terminate sales of certain materials to companies that manufacture medical devices in an attempt to limit their potential product liability exposure. If the polymers which are used to manufacture the Company's ROC suture fasteners became unavailable, the Company would be required to identify a new polymer material for the suture fasteners and certify the quality and suitability of the new material. In additional, a new 510(k) clearance would have to be obtained to market products manufactured from the new materials. This process could take a substantial period of time and there is no assurance that the Company would be able to identify, certify or obtain clearance for the new polymer-based fasteners. The Company is attempting to develop new tissue fixation devices from bioabsorbable materials and biomaterials, particularly collagen. The Company believes that there are only a few sources of bioabsorbable materials with the ability and expertise to manufacture bioabsorbable materials for the Company's products. The Company believes that even fewer sources of supply for collagen materials currently exist. The Company has entered into a research and development and a manufacturing and supply agreement with Collagen Corporation in connection with a program to develop tissue fixation devices from collagen, but there are provisions in those agreements that would enable either party to terminate the arrangements in certain circumstances. If the Company were unable to obtain sources of bioabsorbable materials or biomaterials to produce the next generation of its products, the Company's future prospects and opportunities would be substantially reduced, resulting in a material adverse effect on its business, financial condition and results of operations.

Reliance on International Distributors. The Company has one sales employee outside the United States. Accordingly, the Company depends primarily on outside independent sales representatives and distributors for its international sales. None of the Company's foreign representatives are subject to any long-term commitments to the Company, and all of them represent a number of manufacturers and sell a broad range of products in addition to those offered by the Company. The revenues that

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such representatives are likely to receive from the promotion and sale of other products may be substantially greater than the compensation they may receive from the sale of the Company's products, and it may be difficult for the Company to provide incentives to such representatives in order to cause them to devote substantial attention to marketing and selling the Company's products. International sales accounted for 26.9% of the Company's revenues in 1996. The failure of the Company's foreign independent representatives to generate substantial sales for the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The loss of such sales representatives or distributors or the inability of the Company to develop and maintain an alternative foreign distribution network could have a material adverse impact on the Company's international sales. The Company will depend in part on its international sales representatives to obtain needed regulatory approval for the sale of the Company's products in overseas markets. The failure of its international sales representatives to obtain or maintain the necessary approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

Certain risks are inherent in international operations, including changes in demand resulting from fluctuations in exchange rates, the risk of government financed or subsidized competition, changes in trade policies and tariff regulations. Although the Company's international sales are denominated in dollars, fluctuations in foreign currencies can impact the prices quoted by the Company to prospective customers and thereby affect the Company's ability to obtain orders from foreign customers.

Product Liability Risk. The development, manufacture and sale of medical devices entail significant risks of product liability claims. There can be no assurance that the amount of the Company's insurance coverage will be adequate to protect it from product liability claims, that the Company will be able to obtain adequate coverage at competitive rates in the future, or that the Company's product liability experience in the future will enable it to obtain insurance coverage in the future. Product liability insurance is expensive, and may not be available on acceptable terms, if at all, in the future. A successful product liability suit not covered by such insurance would have a material adverse effect on the Company's business, financial condition and results of operations.

Influence of Collagen Corporation. An important part of the Company's long-term strategy is to develop and sell products manufactured from collagen. Collagen Corporation holds approximately 11.6% of the Company's Common Stock. Collagen Corporation is entitled to designate one member of the Company's Board of Directors so long as it holds at least five percent of the Company's Common Stock on a fully-diluted basis and a representative of Collagen Corporation currently serves on the Board of Directors of the Company. In addition, the Company and Collagen Corporation are parties to a research and development agreement, a manufacturing and supply agreement and a distribution agreement with respect to tissue fixation devices manufactured from collagen-based materials using Collagen Corporation's proprietary technology. Pursuant to those agreements, certain of the Company's products under development will be based upon patents and intellectual property owned by Collagen Corporation. Accordingly, Collagen Corporation may be able to exercise influence over the business and financial affairs of the Company. If Collagen Corporation's licensed technology is invalidated or challenged, the Company's ability to sell products based on such technology could be severely limited. In the event that the Company materially breaches any of the terms of its agreements with Collagen Corporation, Collagen Corporation could terminate the Company's license to develop, manufacture and sell products using Collagen Corporation's technology, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of Intense Competition. The medical device industry is highly competitive and characterized by innovation and rapid technological change. Among the Company's principal competitors are Mitek

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Surgical Products, Inc., a division of Johnson & Johnson; the Zimmer and
Linvatec divisions of Bristol-Myers Squibb Company; Dyonics, Inc., a subsidiary of Smith & Nephew, Inc., Arthrotek Inc., a division of Biomet, Inc. and U.S. Surgical Inc. Each of these competitors has significantly greater financial, manufacturing, marketing, distribution and technical resources than the Company and a greater share of the tissue fixation market than the Company. In addition, a number of smaller companies are entering or have entered the tissue fixation market. Dyonics, Inc. has already released to the market a number of bioabsorbable products. In addition, Mitek recently introduced a bioabsorbable anchor. Many of the Company's competitors have large existing sales organizations devoted to a wide variety of orthopedic products. These companies are well capitalized and may be able to withstand price pressures and deep discounting better than the Company. The Company has a small number of sales employees and independent sales representatives focused on tissue fixation devices in the sports medicine market and with relatively little experience selling the Company's products. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective or less costly than any which have been developed or may be developed by the Company or that would render the Company's products obsolete or not competitive.

Price Pressure Resulting From Consolidation of Health Care Industry. The health care industry is undergoing rapid change and consolidation as health care systems merge to effect cost savings and operating efficiencies. In addition, a number of large, national buying consortiums have formed to engage in group purchasing of medical supplies and services in an effort at cost containment for member hospital systems and health care providers. These consolidated systems and large purchasing organizations are likely to apply pressure to manufacturers and distributors of medical devices to reduce the purchase prices of their goods. Manufacturers such as the Company may be forced to lower prices in response to those pressures in order for their products to be approved for purchase by those organizations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Possible Limitations on Third-Party Reimbursement. The Company's products are generally purchased directly by hospitals and other health care providers, which in turn bill third-party payors such as Medicare, Medicaid and private insurance companies. Many of these payors are attempting to control health care costs by authorizing fewer surgical procedures and by limiting reimbursement for procedures to fixed amounts. The Company's strategy includes the expansion of its market by encouraging physicians to use its tissue fixation devices for procedures that are not routinely performed, or if performed, are performed without the use of tissue fasteners. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from third-party payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INNOVASIVE DEVICES, INC,

Date:  March        26, 1997      By: /s/ Richard D. Randall
     ------------  ---                ----------------------------
                                      Richard D. Randall
                                      President, Chief Executive Officer
                                      and Director
                                      (Principal Executive Officer)

Date:  March        26, 1997      By: /s/ James V. Barrile
     ------------  ---                ----------------------------
                                      James V. Barrile
                                      Executive Vice President of Finance,
                                      Chief Financial Officer and Treasurer
                                      (Principal Financial Officer)

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